LETTER OF TRANSMITTAL

WITH RESPECT TO THE
COMMON SHARES OF

SILVERMEX RESOURCES INC.

                    This Letter of Transmittal is for use by registered holders (“Silvermex Shareholders”) of common shares (the “Silvermex Shares”) of Silvermex Resources Inc. (“Silvermex”) in connection with the proposed arrangement (the “Arrangement”) that is being submitted for approval at the special meeting of Silvermex Shareholders, holders (“Silvermex Optionholders”) of Silvermex stock options (the “Silvermex Options”) and holders (“Silvermex Warrantholders”) of Silvermex warrants (the “Silvermex Warrants”) scheduled to be held on June 26, 2012, or any adjournment(s) or postponement(s) thereof (the “Meeting”). Silvermex and First Majestic Silver Corp. (“First Majestic”) entered into an arrangement agreement dated April 3, 2012 (the “Arrangement Agreement”) pursuant to which First Majestic agreed to acquire all of the issued and outstanding Silvermex Shares (including the shares issuable on exercise of outstanding Silvermex Options and Silvermex Warrants). Registered Silvermex Shareholders are referred to the Notice of Annual General and Special Meeting and Management Information Circular dated May 22, 2012 (the “Information Circular”) prepared in connection with the Meeting that accompanies this Letter of Transmittal. The terms and conditions of the Arrangement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular. You are encouraged to carefully review the Information Circular in its entirety.

COMPUTERSHARE INVESTOR SERVICES INC. (THE “DEPOSITARY”)
(SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER)
WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL

                    This Letter of Transmittal is to be used by registered Silvermex Shareholders only and is NOT to be used by beneficial holders of Silvermex Shares (“Beneficial Shareholders”). A Beneficial Shareholder does not have Silvermex Shares registered in its name, rather such Silvermex Shares are held by an intermediary or clearing agency such as CDS & Co. (“Intermediary”). If you are a Beneficial Shareholder you should contact your Intermediary for instructions and assistance in receiving the consideration for your Silvermex Shares.

                    Subject to the approval of the Arrangement by the Silvermex Shareholders, Silvermex Optionholders and Silvermex Warrantholders at the Meeting, the approval of the Court and satisfaction of certain other conditions described in the Information Circular and the Arrangement Agreement, the Arrangement is anticipated to close on or about July 3, 2012. If the Arrangement is completed, then, at the Effective Time, Silvermex Shareholders (including holders of Silvermex Shares acquired pursuant to the Arrangement by Silvermex Optionholders and Silvermex Warrantholders) will be entitled to receive, in exchange for each Silvermex Share held, 0.0355 of a fully paid and non-assessable common share in the capital of First Majestic (each whole share a “First Majestic Share”) and $0.0001 in cash (the “Cash Consideration”).

                    Silvermex Shareholders are not entitled to receive fractional First Majestic Shares in connection with the Arrangement and the number of First Majestic Shares issuable pursuant to the Arrangement will be rounded down to the nearest whole number. Any Cash Consideration to which a Silvermex Shareholder is entitled in connection with the Arrangement will also be rounded down to the nearest whole cent.

                    In order for Silvermex Shareholders to receive the appropriate number of First Majestic Shares and a cheque representing the Cash Consideration, registered Silvermex Shareholders (other than Dissenting Silvermex Shareholders) are required to deposit the certificate(s) representing the Silvermex Shares held by them with the Depositary. This Letter of Transmittal, properly completed and duly executed, together with all other required documents, must accompany all certificate(s) for Silvermex Shares deposited in order to receive First Majestic Shares and Cash Consideration pursuant to the Arrangement. If you are a U.S. Shareholder (as defined in Box F), in order to prevent backup withholding, you must also complete the Substitute Form W-9 set forth on page 9 or a Form W-8, depending on whether you are a U.S. Person (as defined in paragraph 7), or otherwise provide evidence that you are exempt from backup withholding.

                    The undersigned: (a) understands that whether or not the undersigned delivers the required documentation to the Depositary, as of the Effective Date, the Silvermex Shares will be transferred to First Majestic and the certificates representing Silvermex Shares will only represent the right to, subject to the ultimate expiry identified below, receive the Arrangement Consideration to which the undersigned is entitled under the Arrangement; and (b) acknowledges and agrees that failure to surrender any certificates which, prior to the Effective Date, represented issued and outstanding Silvermex Shares with all other instruments required by this Letter of Transmittal, on or prior to the third anniversary of the Effective Date will result in a loss of any right to receive First Majestic Shares and any Cash Consideration and any claim or interest of any kind or nature against Silvermex, First Majestic or the Depositary.

                    Please read the Information Circular and the instructions set out below carefully before completing this Letter of Transmittal. Delivery of this Letter of Transmittal to an address other than as set forth herein will not constitute a valid delivery. If your Silvermex Shares are registered in different names, a separate Letter of Transmittal must be submitted for each different registered owner. See Instruction 2.

TO:	Silvermex Resources Inc.
AND TO:	First Majestic Silver Corp.
AND TO:	Computershare Investor Services Inc., at its addresses set out on the last page of this Letter of Transmittal.

                    In connection with the Arrangement, the undersigned hereby deposits with the Depositary for transfer upon the Arrangement becoming effective, the enclosed certificate(s) representing Silvermex Shares, details of which are as follows: (Please print or type.)

Certificate Number(s)	Name in Which Registered	Number of Silvermex Shares

NOTE: If the space provided is insufficient, details may be listed on a separate schedule to this Letter of Transmittal.

                    It is understood that, upon receipt of this Letter of Transmittal duly completed and signed, of the certificate(s) representing the Silvermex Shares deposited herewith (the “Deposited Shares”) and any other required documents, and following the Effective Time of the Arrangement, the Depositary will deliver to the undersigned, in accordance with the delivery instructions provided in Box A, a share certificate (see instructions below) representing the First Majestic Shares and a cheque representing the Cash Consideration that the undersigned is entitled to receive under the Arrangement or hold such share certificate and a cheque representing the Cash Consideration for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares will forthwith be cancelled.

                    The undersigned holder of Silvermex Shares represents and warrants in favour of Silvermex and First Majestic that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the Deposited Shares and that, when the First Majestic Shares and the cheque representing the Cash Consideration are delivered, none of Silvermex or First Majestic, or any affiliate thereof or successor thereto will be subject to any adverse claim in respect of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this Letter of Transmittal is complete, true and accurate; (vii) unless the undersigned shall have revoked this Letter of Transmittal by notice in writing given to the Depositary by no later than 10:00 a.m. (Vancouver time) on the Business Day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the Business Day preceding the date of the reconvened Meeting, the undersigned will not, prior to such time, transfer or permit to be transferred any of such Deposited Shares except pursuant to the Arrangement; and (viii) the delivery of the applicable number of First Majestic Shares and the applicable Cash Consideration will discharge any and all obligations of Silvermex, First Majestic and the Depositary with respect to the matters contemplated by this Letter of Transmittal. These representations and warranties will survive the completion of the Arrangement.

                    The undersigned surrenders to First Majestic, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes the Depositary lawful attorney of the undersigned, with full power of substitution, to deliver the certificate(s) representing the Deposited Shares on the books of Silvermex.

                    Except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Meeting, the undersigned revokes any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

                    The undersigned will, upon request, execute any signature guarantees or additional documents deemed by the Depositary to be reasonably necessary or desirable to complete the transfer of the Deposited Shares contemplated by this Letter of Transmittal.

                    The undersigned agrees that all questions as to validity, form, eligibility (including timely receipts) and acceptance of any Silvermex Shares surrendered in connection with the Arrangement will be determined by First Majestic in its sole discretion and that such determination will be final and binding and acknowledges that there is no duty or obligation upon Silvermex, First Majestic, the Depositary or any other person to give notice of any defect or irregularity in any such surrender of shares and no liability will be incurred by any of them for failure to give any such notice.

                    The undersigned hereby acknowledges that the delivery of the Deposited Shares will be effected and the risk of loss to such Deposited Shares will pass only upon proper receipt thereof by the Depositary. This Letter of Transmittal and accompanying documentation may be revoked by notice in writing to the Depositary at any time prior to 10:00 a.m. (Vancouver time) on the Business Day preceding the date of the Meeting or, if the Meeting is adjourned or postponed, on the Business Day preceding the date of the reconvened Meeting, in which case the Letter of Transmittal and all accompanying documentation will be returned forthwith.

                    Each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal will survive the death, incapacity, bankruptcy or insolvency of the undersigned and any obligation of the undersigned hereunder will be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

                    The undersigned instructs the Depositary to mail the share certificate representing the First Majestic Shares and the cheque for the payment of the Cash Consideration that the undersigned is entitled to pursuant to the Arrangement, in exchange for the duly completed Letter of Transmittal and the Deposited Shares, as soon as practicable following the later of the Effective Date and the date of the deposit of the Letter of Transmittal and the certificates representing the Deposited Shares, together with all other required documents, with the Depositary, by first-class mail, postage prepaid, to the undersigned, or to hold such share certificate representing the First Majestic Shares and cheque for the Cash Consideration in exchange for the Deposited Shares for pick-up, in accordance with the instructions given below.

                    If the Arrangement is not completed or proceeded with, the enclosed certificate(s) and all other ancillary documents will be returned as soon as possible to the undersigned at the address set out below in Box A or, failing such address being specified, to the undersigned at the last address of the undersigned as it appears on the securities register of Silvermex.

                    The undersigned understands and acknowledges that it will not receive the First Majestic Shares or the Cash Consideration under the Arrangement in respect of the Deposited Shares until the Arrangement is completed and the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this Letter of Transmittal, together with a duly completed Letter of Transmittal and such additional documents as the Depositary may require, and until the same are processed by the Depositary. The undersigned understands and acknowledges that under no circumstances will interest accrue or be paid in respect of the Deposited Shares or the Cash Consideration in connection with the Arrangement.

                   By reason of the use by the undersigned of an English language Letter of Transmittal, the undersigned and each of you will be deemed to have required that any contract in connection with the delivery of the Silvermex Shares pursuant to the Arrangement through this Letter of Transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de 1’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci at son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

PLEASE COMPLETE EITHER BOX A OR BOX B. SEE INSTRUCTION 5 BELOW.

BOX A	BOX B
PAYMENT AND ISSUANCE INSTRUCTIONS	SPECIAL DELIVERY INSTRUCTIONS
To be completed by all Silvermex Shareholders	To be completed ONLY if the First Majestic Shares and the cheque to which the undersigned is entitled pursuant to the Arrangement is to be sent to someone other than the address shown in Box A
[ ] Issue First Majestic Shares/cheque in the name of:

(please print or type)	(please print or type)

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (or Zip) Code)	(Country and Postal (or Zip) Code)

(Telephone - Business Hours)

(Taxpayer Identification or Social Insurance Number)

BOX C – SPECIAL PICK-UP INSTRUCTIONS
To be completed only if the First Majestic Shares and the Cash Consideration to which the undersigned is entitled pursuant to the Arrangement is to be picked-up at an office of the Depositary

[ ] HOLD FOR PICK-UP AT THE OFFICE OF THE DEPOSITARY WHERE THE SILVERMEX SHARES WERE DEPOSITED

BOX D
TO BE COMPLETED BY ALL SILVERMEX SHAREHOLDERS BY SELECTING ONE BOX BELOW
Indicate whether you are a resident of Canada for tax purposes.

[ ]	The owner signing below represents that it is a resident of Canada for tax purposes;

OR

[ ]	The owner signing below represents that it is not a resident of Canada for tax purposes.

BOX E

SECTION 85 TAX ELECTION

To be completed by a Silvermex Shareholder ONLY if such Silvermex Shareholder is an “Eligible Holder” as defined in the Information Circular and has an interest in making and filing an income tax election (a “Tax Election”) pursuant to subsection 85(1) or 85(2) of the Income Tax Act (Canada) (and in each case, where applicable, the corresponding provisions of any applicable provincial income tax legislation) with respect to the transfer of its Silvermex Shares to First Majestic pursuant to the Arrangement.

For information as to whether you should make a Tax Election, please see the Information Circular under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Exchange of Silvermex Shares under the Arrangement – With a Section 85 Election”. The election requirements are complex and you should consult with your own tax advisor in this regard. You should also consult with your own tax advisor if you are holding on behalf of a Beneficial Shareholder.

First Majestic will separately distribute a tax instruction letter (“Tax Instruction Letter”) to you for distribution to the Beneficial Shareholder within the later of 30 days after the Effective Date and 30 days after the Eligible Holder completes and returns the Letter of Transmittal to the Depositary, if you check the box below.

[ ] Tax Instruction Letter required

Note: First Majestic has agreed to execute and return an income tax election to the Eligible Holder who has submitted the election information on or before 90 calendar days after the Effective Date. To make an income tax election a Silvermex Shareholder must either complete and provide two signed copies of the required election form containing all necessary information or submit their election information through a designated website, all in accordance with the procedures of the Tax Instruction Letter. The Tax Instruction Letter is expected to include information pertaining to First Majestic or Silvermex that the electing Silvermex Shareholder will require to complete the election form and which may not be known to electing Silvermex Shareholders, or a link to a website where some of this information may be made available. For greater certainty, apart from distributing Tax Instruction Letters and providing such information as described above, neither First Majestic nor Silvermex will be responsible for the proper completion or filing of any election form, and the sole obligation of First Majestic and Silvermex will be to execute properly completed election forms received on a timely basis and return them to electing Silvermex Shareholders. It will be the sole responsibility of electing Silvermex Shareholders to complete their election forms, submit them to First Majestic for execution within the required deadlines, and file them with the Canada Revenue Agency (and any provincial tax authority).

BOX F

TO BE COMPLETED BY ALL SILVERMEX SHAREHOLDERS BY SELECTING ONE BOX BELOW

Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder.

[ ]	The owner signing below represents that it is NOT a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

[ ]	The owner signing below is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

A “U.S. Shareholder” is any Silvermex Shareholder that is either (A) providing an address in Box “A” or Box “B” that is located within the United States or any territory in possession thereof, or (B) a U.S. person for United States federal income tax purposes (as defined in paragraph 7, below)

If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder then in order to avoid backup withholding you must complete and submit to the Depositary the Substitute Form W-9 included below or Form W- 8, depending on whether you are a U.S. person (as defined in paragraph 7), or otherwise provide evidence that you are exempt from backup withholding (See “Instructions – Important U.S. Federal Tax Information for Shareholders” below). If you require a Form W-8, please contact the Depositary or obtain the applicable Form W-8 at www.irs.gov.

BOX G – SIGNATURE GUARANTEE	BOX H - SIGNATURE
Signature guaranteed by
(if required under Instruction 3):	Date: ____________________________, 2012

___________________________________________________	___________________________________________________
Authorized Signature of Guarantor	Signature of Shareholder or Authorized
Representative - See Instruction 4
___________________________________________________	___________________________________________________
Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

___________________________________________________	___________________________________________________
Address of Guarantor (please print or type)	Taxpayer Identification or Social Security Number of
Shareholder (please print or type)

___________________________________________________	___________________________________________________
Area Code and Telephone Number	Name of Authorized Representative, if applicable
(please print or type)

___________________________________________________
Daytime telephone number of Shareholder or
Authorized Representative

___________________________________________________
Daytime facsimile number of Shareholder or Authorized
Representative

SUBSTITUTE FORM W-9 TO BE COMPLETED BY SILVERMEX SHAREHOLDERS THAT ARE U.S. PERSONS ONLY

SUBSTITUTE FORM W-9
	Part 1 - Please provide your name in the box at right.	Name

Department of the Treasury Internal Revenue Service
	Taxpayer Identification Number (“TIN”) - ENTER YOUR TIN IN THE BOX AT RIGHT. (For most individuals, this is your social security number. If you do not have a TIN, see “Obtaining a Number” in the Guidelines included in this form.) CERTIFY BY SIGNING AND DATING BELOW.	Social Security Number(s) (If awaiting TIN, write “Applied For”)

Request for Taxpayer Identification Number and Certification		OR

Employer Identification Number(s) (If awaiting TIN,
write “Applied For”)
Enter the appropriate tax classification: _______ (I = individual / sole proprietor, C = corporation, S = S corporation, P = partnership, T = trust / estate, O = other). If other (explain)
Part 2 - For payees exempt from backup withholding, please write “exempt” here (see Guidelines):

Part 3 - Certification - Under penalties of perjury, I certify that:
(1) The number shown on this form is my correct TIN (or I am waiting for TIN to be issued to me); and
(2)

I am not subject to backup withholding because (a) I am exempt from backup withholding, (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3) I am a U.S. person (including a U.S. resident alien).

Certificate Instructions. You must cross out Item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of this document other than the certifications required to avoid backup withholding.

Signature of U.S. person _________________________________Date _________________, 2012

NOTE: Failure to furnish your correct TIN may result in penalties imposed by the Internal Revenue Service and in backup withholding of 28% of the gross amount of consideration paid to you pursuant to the Arrangement. For additional details, please review the enclosed “Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9” that follow the instructions accompanying this Letter of Transmittal.

You must complete the following certificate if you wrote “Applied For” in Part 1 of Substitute Form W-9.

CERTIFICATION OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a TIN within 60 days of executing this certificate, 28% of the gross proceeds of such payment made to me may be withheld.

Signature _________________________________________________________ Date ___________________________, 2012

INSTRUCTIONS

1.                               Use of Letter of Transmittal

(a)           Silvermex Shareholders should read the accompanying Information Circular prior to completing this Letter of Transmittal. The terms and conditions of the Arrangement Agreement are incorporated by reference in this Letter of Transmittal and capitalized terms used but not defined in this Letter of Transmittal have the meanings set out in the Information Circular.

(b)           This Letter of Transmittal duly completed and signed (or an originally signed facsimile copy thereof) together with accompanying certificates representing the Deposited Shares and all other required documents must be sent or delivered to the Depositary at the addresses set out on the back of this Letter of Transmittal. In order to receive the First Majestic Shares and cheque representing the Cash Consideration under the Arrangement for the Deposited Shares, it is recommended that the foregoing documents be received by the Depositary at the address set out on the back of this Letter of Transmittal as soon as possible.

(c)           The method used to deliver this Letter of Transmittal and any accompanying certificates representing Deposited Shares and all other required documents is at the option and risk of the Silvermex Shareholder and delivery will be deemed effective only when such documents are actually received. Silvermex recommends that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Silvermex Shareholders whose Deposited Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Deposited Shares. Delivery to an office other than to the specified office does not constitute delivery for this purpose.

(d)           First Majestic reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal and/or accompanying documents received by it.

(e)           If the share certificate representing the First Majestic Shares is to be issued in the name of a person other than the person(s) signing this Letter of Transmittal or if the share certificate representing the First Majestic Shares is to be mailed to someone other than the person(s) signing this Letter of Transmittal or to the person(s) signing this Letter of Transmittal at an address other than that shown above, the appropriate boxes in this Letter of Transmittal should be completed (Box A and Box B).

2.                               Signatures

This Letter of Transmittal must be completed and signed by the registered holder of Silvermex Shares or by such registered holder’s duly authorized representative (in accordance with paragraph 4 of these Instructions).

(a)           If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b)           If this Letter of Transmittal is signed by a person other than the registered holder(s) of the accompanying certificate(s), or if a cheque representing the Cash Consideration and/or the share certificate representing First Majestic Shares are to be issued to a person other than the registered holder(s):

(i)           such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered holder(s); and

(ii)           the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered holder(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in paragraph 3 below of these Instructions.

(c)           If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal as there are different registrations of such Deposited Shares.

3.                               Guarantee of Signatures

               If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Shares or if the payment is to be issued in a name other than the registered holder(s) of the Silvermex Shares, such signature must be guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution). An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

4.                               Fiduciaries, Representatives and Authorizations

               Where this Letter of Transmittal or any share transfer power(s) of attorney is executed by a person as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. First Majestic or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

5.                               Delivery Instructions

               The share certificate representing First Majestic Shares to be issued in exchange for the Deposited Shares will be issued in the name of the person indicated in Box A and delivered to the address indicated in Box A (unless another address has been provided in Box B). If any share certificate representing First Majestic Shares is to be held for pick-up at the offices of the Depositary, complete Box C. If neither Box A nor Box B is completed, any share certificate representing First Majestic Shares issued in exchange for the Deposited Shares will be issued in the name of the registered holder of the Deposited Shares and will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of Silvermex. Any share certificate mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

               All Cash Consideration payments will be made in Canadian dollars and by certified cheque in accordance with the instructions indicated in Box A (unless another address has been provided in Box B or Box C has been completed). Any cheque(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing.

6.                               Lost Certificates

               If a certificate representing Silvermex Shares has been lost, stolen or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary and/or the registrar and transfer agent for the Silvermex Shares will respond with replacement requirements (which will include an affidavit from the person claiming the loss or bonding requirement) that must be satisfied in order for the undersigned to receive payment of the consideration in accordance with the Arrangement.

7.	Important U.S. Federal Income Tax Information for Silvermex Shareholders who are U.S. Shareholders

               Circular 230 Disclosure. Any discussion of tax matters set forth in this Letter of Transmittal was written to support the promotion or marketing of the Arrangement and other matters addressed herein and is not intended or written to be used, and cannot be used by any taxpayer, for the purpose of avoiding tax-related penalties under the Code. Each taxpayer should seek advice based on its particular circumstances from an independent tax advisor.

               The summary of United States federal income tax issues contained in this Letter of Transmittal is limited to the United States federal income tax issues addressed herein. Additional issues may exist that are not addressed in this summary and that could affect the U.S. federal income tax treatment of the matters addressed herein.

               Under current U.S. federal income tax law, a U.S. Shareholder (as defined in Box F) who receives First Majestic Shares and Cash Consideration in exchange for Silvermex Shares may be subject to backup withholding on all reportable payments received pursuant to the exchange at the rate of 28%. To prevent backup withholding, each U.S. Shareholder that is a U.S. person, as defined below, must provide the Depositary with its correct taxpayer identification number or “TIN” (an employer identification number or, for an individual, a social security number) by completing the enclosed Substitute Form W-9 in accordance with the instructions attached thereto, or otherwise establish an exemption from backup withholding. The Substitute Form W-9 requires each U.S. Shareholder that is a U.S. person to certify under penalties of perjury: (1) that the TIN provided is correct (or that such U.S. Shareholder is awaiting a TIN); (2) that (i) the U.S. Shareholder is exempt from backup withholding; (ii) the U.S. Shareholder has not been notified by the U.S. Internal Revenue Service (“IRS”) that it is subject to backup withholding as a result of a failure to report all interest or dividends; or (iii) the IRS has notified the U.S. Shareholder that it is no longer subject to backup withholding; and (3) that the U.S. Shareholder is a U.S. citizen or other U.S. person. A U.S. person is: (1) an individual who is a U.S. citizen or U.S. resident; (2) a partnership or corporation (or entity classified as a corporation or partnership for U.S. federal income tax purposes) that is created or organized in or under the laws of the United States, any state in the United States or the District of Columbia; (3) an estate if the income of such estate is subject to U.S. federal income tax regardless of the source of such income or (4) a trust if (i) such trust was in existence on August 20, 1996, and has validly elected to be treated as a U.S. person for United States federal income tax purposes or (ii) a United States court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of such trust. Alternatively, a U.S. Shareholder can prevent backup withholding by otherwise providing a basis for an exemption from backup withholding.

               A U.S. person who does not provide the Depositary with the U.S. person’s correct TIN, may be subject to penalties imposed by the IRS. Backup withholding is not an additional U.S. federal income tax. Rather, if the required information is furnished to the IRS in a timely manner, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If backup withholding results in an overpayment of taxes, a refund may be obtained by the U.S. Shareholder from the IRS.

               Certain exempt U.S. Shareholders are not subject to these backup withholding requirements. To prevent possible erroneous backup withholding, an exempt U.S. Shareholder must enter its name and tax classification in Part I of Substitute Form W-9 and write “Exempt” in Part II of the form, and sign and date the form.

               A U.S. Shareholder that is not a U.S. person may qualify for exemption from backup withholding by submitting a properly completed applicable Form W-8, signed under penalties of perjury, certifying such person’s status as a non-U.S. person. The applicable Form W-8 can be obtained from the IRS electronically through its website at www.irs.gov or from the Depositary. Non-U.S. persons are urged to consult their tax advisors about their qualification for exemption from backup withholding and the procedure for obtaining such exemption.

               If a U.S. Shareholder does not have a TIN, such U.S. Shareholder should: (i) write “Applied For” in the space for the TIN in Part 2 of the Substitute Form W-9 and (ii) sign and date the enclosed Substitute Form W-9. The Depositary will withhold on all payments made prior to the time a properly certified TIN is provided to it. A U.S. Shareholder who writes “Applied For” in Part 2 of the Substitute Form W-9 should furnish the Depositary with such U.S. Shareholder’s TIN as soon as it is received.

               A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 OR THE APPLICABLE FORM W-8 AS SET OUT IN THIS LETTER OF TRANSMITTAL MAY BE SUBJECT TO BACKUP WITHHOLDING AT THE RATE OF 28% AND MAY BE SUBJECT TO PENALTIES.

               SILVERMEX SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO (A) THE APPLICABILITY OF THE BACKUP WITHHOLDING REQUIREMENTS TO THEM AND (B) THE PROPER COMPLETION OF THE SUBSTITUTE FORM W-9, OR THE APPLICABLE FORM W-8.

8.                               Miscellaneous

(a)           If the space on this Letter of Transmittal is insufficient to list all certificates for Silvermex Shares, additional certificate numbers and number of Silvermex Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b)           If Silvermex Shares are registered in different forms (e.g. “John Doe” and “J. Doe”), a separate Letter of Transmittal should be signed for each different registration.

(c)           No alternative, conditional or contingent deposits of Silvermex Shares will be accepted and no fractional First Majestic Shares will be issued.

(d)           Additional copies of this Letter of Transmittal may be obtained from the Depositary at the office specified on the last page of this Letter of Transmittal.

(e)           First Majestic reserves the right, if it so elects in its absolute discretion, to instruct the Depositary to waive any defect or irregularity contained in any Letter of Transmittal received by it.

(f)           This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of British Columbia and the federal laws of Canada applicable therein.

(g)           Except as otherwise indicated in this Letter of Transmittal, references to “Canadian dollars”, “C$” and “$” are to the currency of Canada and references to “U.S. dollars” or “US$” are to the currency of the United States.

9.                               Representations

                    The representations made by the Silvermex Shareholder in this Letter of Transmittal will survive the Effective Time of the Arrangement.

FOR SILVERMEX SHAREHOLDERS THAT ARE U.S. PERSONS ONLY

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number for the Payee (You)

To Give the Payer—Social security numbers have nine digits separated by two hyphens: i.e., 000-00-0000. Employee identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer. All “Section” references are to the Internal Revenue Code of 1986, as amended (the “Code”). “IRS” is the Internal Revenue Service.

	For This Type of Account:	Give The Taxpayer Identification of:
1.	Individual	The individual
2.	Two or more individuals (joint account)	The actual owner of the account, or if combined funds, the first individual on the account(1)
3.	Custodian account of a minor (Uniform Gift to Minors Act)	The minor(2)
4. a.	The usual revocable savings trust account (grantor is also trustee)	The grantor-trustee(1)
b.	So-called trust that is not a legal or valid trust under state law	The actual owner(1)
5.	Sole proprietorship or disregarded entity owned by an individual	The owner(3)
6.	Disregarded entity not owned by an individual	The owner
7.	A valid trust, estate or pension trust	The legal entity(4)
8.	Corporation or LLC electing corporate status on Form 8832 or Form 2553	The corporation
9.	Association, club, religious, charitable, educational, or other tax-exempt organization	The organization
10.	Partnership or multi-member LLC	The partnership
11.	A broker or registered nominee	The broker or nominee
12.	Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1)	List first and circle the name of the person whose number you furnish. If only one person on a joint account has a social security number, that person’s number must be furnished.

(2)	Circle the minor’s name and furnish the minor’s social security number.

(3)

You must show your individual name, but you may also enter your business or “doing business as” name. You may use either your social security number or your employer identification number (if you have one).

(4)

List first and circle the name of the legal trust, estate or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.

OBTAINING A NUMBER

If you don’t have a taxpayer identification number or you don’t know your number, obtain Form SS-5, Application for a Social Security Card (for individuals), at the local Social Security Administration office, or Form SS-4, Application for Employer Identification Number, at www.irs.gov, and apply for a number. U.S. resident aliens who cannot obtain a Social Security Number must apply for an ITIN (Individual Taxpayer Identification Number) on Form W-7.

PAYEES EXEMPT FROM BACKUP WITHHOLDING

Payees specifically exempted from withholding include:

(i)           An organization exempt from tax under Code Section 501(a), an individual retirement account (IRA), or a custodial account under Code Section 403(b)(7) if the account satisfies the requirements of Code Section 401(f)(2).

(ii)          The United States or a state thereof, the District of Columbia, a possession of the United States, or a political subdivision or agency or instrumentality of any one or more of the foregoing.

(iii)          An international organization or any agency or instrumentality thereof.

(iv)         A foreign government and any political subdivision, agency or instrumentality thereof.

Payees that may be exempt from backup withholding include:

(i)           A corporation.

(ii)          A financial institution.

(iii)         A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(iv)         A real estate investment trust.

(v)           A common trust fund operated by a bank under Code Section 584(a).

(vi)          An entity registered at all times during the tax year under the Investment Company Act of 1940.

(vii)         A middleman known in the investment community as a nominee or custodian.

(viii)        A futures commission merchant registered with the Commodity Futures Trading Commission.

(ix)           A foreign central bank of issue.

(x)           A trust exempt from tax under Section 664 or described in Code Section 4947.

Exempt payees described above can file a Substitute Form W-9 included in this Letter of Transmittal to avoid possible erroneous backup withholding. FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, WRITE “EXEMPT” IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER. If you are not a U.S. person and are not subject to backup withholding, you should file with the payer the completed applicable Form W-8.

PRIVACY ACT NOTICE—Code Section 6109 requires you to provide your correct taxpayer identification number to payers, who must report the payments to the IRS. The IRS uses the number for identification purposes and may also provide this information to various government agencies for tax enforcement or litigation purposes. Payers must be given the numbers whether or not recipients are required to file tax returns. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not furnish a taxpayer identification number to payer. Certain penalties may also apply, including those listed below.

PENALTIES

(1)           Failure to Furnish Taxpayer Identification Number—If you fail to furnish your taxpayer identification number to a payer, you are subject to a penalty of US$50 for each such failure unless your failure is due to reasonable cause and not to wilful neglect.

(2)           Civil Penalty for False Information With Respect to Withholding—If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a US$500 penalty.

(3)           Criminal Penalty for Falsifying Information—Wilfully falsifying certificates or affirmations may subject you to criminal penalties including fines and/or imprisonment.

(4)           Misuse of Taxpayer Identification Numbers. If the requester discloses or uses Taxpayer Identification Numbers in violation of federal law, the requester may be subject to civil and criminal penalties.

For additional information, consult your tax consultant or the IRS.

THE DEPOSITARY FOR THE ARRANGEMENT IS:

Computershare Investor Services Inc.

The office of the Depositary is:

By Mail

P.O. Box 7021
31 Adelaide St E
Toronto, ON M5C 3H2
Attention: Corporate Actions

By Registered Mail, Hand or Courier

100 University Avenue, 9th Floor
Toronto, Ontario
M5J 2Y1

Inquiries

Toll Free (North America): 1-800-564-6253
Outside North America: 1-514-982-7555
E-Mail: corporateactions@computershare.com

Any questions and requests for assistance may be directed by Silvermex Shareholders to the Depositary at the telephone number and location set out above.